SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	FORM 11-K

	ANNUAL REPORT PURSUANT TO SECTION 15(d)
	OF THE SECURITIES EXCHANGE ACT OF 1934

	For the Fiscal Year ended December 30, 1998

	OWENS CORNING
	SAVINGS AND PROFIT SHARING PLAN

	OWENS CORNING
	One Owens Corning Parkway
	Toledo, Ohio  43659

	Commission File No. 1-3660

-----------------------------------------------------------------------

	REQUIRED INFORMATION

(a)	Financial Statements.

		1.	 Report of Independent Public Accountants

		2.	 Statements of Assets Available for Benefits - as of
			 December 30, 1998 and December 31, 1997

		3. Statements of Changes in Assets Available for Benefits - for the years ended December 30, 1998 and December 31, 1997

		4. Notes to Financial Statements

		5. Supplemental Schedules:

			 Schedule I - Item 27a - Schedule of Assets Held for Investment
				  Purposes as of December 30, 1998

			 Schedule II - Item 27d - Schedule of Reportable Transactions for
				  the Year Ended December 30, 1998

(b)	Exhibit.

		Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements

	SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


	OWENS CORNING
	SAVINGS AND PROFIT SHARING PLAN


	By:   /s/ Michael I. Miller__________
		 Michael I. Miller
		 Chairman, Investment Review Committee



Dated:  June 28, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator
of the Owens Corning
Savings and Profit Sharing Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND PROFIT SHARING PLAN as of December 30, 1998 and December 31, 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Profit Sharing Plan as of December 30, 1998 and December 31,
 1997, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 30, 1998, and reportable transactions for the year ended December 30, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the
 Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                          ARTHUR ANDERSEN LLP


Toledo, Ohio,
June 25, 199

-1-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997

	1 9 9 8
	Supplemental Information By Fund
	-----------------------------------------------------
	Company		Low-	Templeton
	Stock 	Acorn 	Priced		Foreign
	Fund  	Fund         Stock  	Fund
	------------	------------	-------------	------------
ASSETS:
	Investments (Notes 1 and 2):
	  Investment in master trust
     collective funds	$120,078,725 	$          -	$          -   $        -
	  Investment in mutual funds	           -   70,585,886 	     767,719	  	9,135,005
	  Loans to participants                                   -          	  -	  -	-

	Due from Owens Corning (Note 1)	763,156      920,134       21,439      231,572
	                                             ------------  -----------  -----------    ---------

			ASSETS AVAILABLE FOR BENEFITS	$120,841,881	$	71,506,020	$    789,158   $9,366,577
				============		============		============		 ==========












The accompanying notes are an integral part of these statements

-2-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

		1 9 9 8
		Supplemental Information By Fund
	----------------------------------------------------------------
	Spartan U.S.	Retirement		Growth and	Blue Chip
	Equity Index	Money Mkt 	Puritan	Income	Growth
	Fund	Portfolio  	Fund	Portfolio	Fund
	-------------	------------	------------ 	----------- 	-----------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
    collective funds                $	-   $	         -   $         -   $         - $	         -
		Investment in mutual funds 	38,268,524	 29,830,127    16,893,408    15,374,831  11,737,586
		Loans to participants	-	-	-	       -	   -

	Due from Owens Corning (Note 1)        557,361       784,609	      337,793       384,351     359,761
				-----------		------------		-----------	-	----------- -----------

	ASSETS AVAILABLE FOR BENEFITS	$38,825,885	$	30,614,736	$	17,231,201   $	15,759,182 $12,097,347
				===========		============		===========		============	 ===========











The accompanying notes are an integral part of these statements

-3-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 8
	Supplemental Information By Fund
	--------------------------------------------------------------
	Aggressive  Diversified	Investment	Loans to
	Growth 	International	Grade	partici-
	Fund 	Fund	Bond Fund	pants	Total
	------------	------------	-  ---------	----------  ------------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
    collective funds                  $        -   $	        -   $	       -  $	         -  $120,078,725
		Investment in mutual funds	3,578,925	2,089,884	4,468,232	-	   202,730,127
  Loans to participants 	-	-	-	9,576,492     9,576,492

	Due from Owens Corning (Note 1)          168,103	      62,555	       62,817            -     4,653,651
				------------		------------		-----------	--	--------	---	--------
		ASSETS AVAILABLE FOR BENEFITS	$	3,747,028	$	2,152,439	$	4,531,049	$	9,576,492  $337,038,995
				============		============		============		==========	=	===========







The accompanying notes are an integral part of these statements

-4-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	-----------------------------------------------------
	Company		Dodge	Templeton
	Stock 	Acorn 	& Cox		Foreign
	Fund  	Fund  	Fund  	Fund
	------------	------------	-------------	------------

ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
    collective funds	$	143,023,714	$	-	$	-	$	  -
		Investment in mutual funds		-		81,867,979		14,864,379		 11,813,570
		Loans to participants	-	-	-	-

	Due from Owens Corning
		(Note 1)	1,215,639	227,384	55,253	62,931

				------------		------------		------------	-	----------

		ASSETS AVAILABLE FOR BENEFITS	$	144,239,353	$	82,095,363	$	14,919,632	$	11,876,501

				============		============		=============		===========










The accompanying notes are an integral part of these statements

-5-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

                                                              1 9 9 7
		Supplemental Information By Fund
	----------------------------------------------------------------
	Spartan U.S.	Retirement		Growth and	Blue Chip
	Equity Index	Money Mkt 	Puritan	Income	Growth
	Fund	Portfolio  	Fund	Portfolio	Fund
	-------------	------------	-------------	------------	-----------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
    collective funds               $	-  $	-    $        -   $        -  $
		Investment in mutual funds 	30,753,362	33,691,399	1,713,873	8,038,071	  4,948,788
		Loans to participants	-	-	-	-	-

	Due from Owens Corning
		(Note 1)	106,209	152,560	14,033	55,149      39,768
				-------------		------------		------------	-	---------- ----------

	  ASSETS AVAILABLE FOR BENEFITS	$	30,859,571	$	33,843,959	$	1,727,906	$	8,093,220	$	4,988,556
				=============		============		=============		==========  ==========









The accompanying notes are an integral part of these statements.

-6-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	-------------------------------------------------
	Aggressive	Diversified	Investment	Loans to
	Growth 	International	Grade	partici-
	Fund 	Fund	Bond Fund	pants	Total
	------------	------------	-------------	-----------	-----------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
    collective funds                  $        -   $	        -   $	       -   $	       -    $	143,023,714
		Investment in mutual funds	1,697,541	1,235,511	2,967,483	-	193,591,956
		Loans to participants 	-	-	-	8,642,610	8,642,610

	Due from Owens Corning
		(Note 1)	13,923	9,089	7,165	-	1,959,103
				------------		------------		-----------	--	--------	---	---------
		ASSETS AVAILABLE FOR BENEFITS	$	1,711,464	$	1,244,600	$	2,974,648	$	8,642,610   $347,217,383
				============		============		============		==========	=============












The accompanying notes are an integral part of these statements.

     -7-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997

	1 9 9 8
	Supplemental Information By Fund
	-------------------------------------------------------
	Company			Dodge		Templeton
	Stock 	Acorn 		& Cox	Foreign
	Fund 	 	Fund  		Fund  		Fund
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	 -	$	4,492,928	$	273,866	$	997,664
  Net Interest in master trust investment income   8,792,590
	Interest on loans to participants	-	149,098	8,449	31,580
	Realized gain (loss) on disposition of
		investments 	  -	6,595,433	2,303,016	(8,209)
	Unrealized appreciation (depreciation)
		of investments 	-	(8,585,146)	(1,627,695)	(1,427,807)
				------------		------------		------------		------------
				8,792,590	2,652,313	957,636	(406,772)
				------------	------------	------------	------------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	3,084,465	4,832,539	393,264	1,347,478
	Owens Corning	6,582,098	941,947	-	236,358
				------------		------------		------------		------------
				9,666,563	5,774,486	393,264	1,583,836
				------------	------------	------------	------------
OTHER:
	Distributions to participants (Note 4)	(29,251,895)  	(13,196,191)	(1,307,764)	(2,063,702)
	Election of redistribution among funds (Note 1)     (12,790,772)	(5,864,784)	(14,971,449)	(1,731,889)
	Transfer from Predecessor Trustee	15,784	-	-	8,831
	Participant loan activity (Note 3)	278,727	107,569	10,818	105,604
	Administrative expenses (Note 1)	(138,235)	(59,873)	(1,765)	(5,128)
	Other	29,766	(2,863)	(372)	(704)
				------------		------------		------------		------------
				(41,856,625)	(19,016,142)	(16,270,532)	(3,686,988)
				------------		------------		------------		------------
			Net increase (decrease)	(23,397,472)	(10,589,343)	(14,919,632)	(2,509,924)
				------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	 144,239,353	82,095,363	14,919,632	11,876,501
				------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	120,841,881	$	71,506,020	$	-	$	9,366,577
			                                           ============   ===========   ============   ===========

The accompanying notes are an integral part of these statements

-8-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

                                                                         1 9 9 8
                                                    Supplemental Information By Fund
	---------------------------------------------
	   Low-       Spartan U.S.     Retirement
	 Priced     Equity Index    Money Mkt
	Stock          Fund           Fund
	----------	--	-----	-------	------	-------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	  58,923	$	760,646	$	1,478,569
  Net Interest in master trust investment income           -              -             -
	Interest on loans to participants	1,496	71,787	117,479
	Realized gain (loss) on disposition of
		investments 	(41,085)	1,955,877	-
	Unrealized appreciation (depreciation)
		of investments 	(84,696)	5,810,072	-
				--	----------	------------		------------
					(65,362)	8,598,382	1,596,048
				----------	--	---------	---	----	---------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	58,374	2,477,596	1,445,716
	Owens Corning	22,151	567,365	830,610
				------------		------------	------------
				80,525	3,044,961	2,276,326
				----------	--	---------	---	----------	--
OTHER:
	Distributions to participants (Note 4)	(181,103)	(5,948,520)	(10,262,279)
	Election of redistribution among funds (Note 1)	938,997	2,350,994	2,919,495
	Transfer from Predecessor Trustee	8,832	8,832	237,375
	Participant loan activity (Note 3)	8,798	(84,995)	(80,290)
	Administrative expenses (Note 1)	(1,458)	(1,244)	(11,653)
	Other	(71)	(2,096)	95,755
				------------		------------		------------
				773,995	(3,677,029)	(7,101,597)
				------------		------------		------------
			Net increase (decrease)	  789,158	7,966,314	(3,229,223)
				------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	-	30,859,571	33,843,959
				------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	789,158	$	38,825,885	$	30,614,736
				============	============	============

The accompanying notes are an integral part of these statements

-9-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 8
	Supplemental Information By Fund
	--------------------------------------------------------
			Growth and		Blue Chip	Diversified
	Puritan	Income 		Growth	International
	Fund 	 	Portfolio 		Fund  		Fund
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	 1,591,874	$	744,049	$	432,684	$	79,094
  Net Interest in master trust investment income           -              -             -              -
	Interest on loans to participants	28,521	31,300	26,519	4,020
	Realized gain (loss) on disposition of
		investments 	(24,462)	449,222	222,361	16,815
	Unrealized appreciation (depreciation)
		of investments 	(199,297)	1,678,056	1,746,448	68,369
				------------		------------		------------		------------
				1,396,636	2,902,627	2,428,012	168,298
				------------	------------	------------	------------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	1,175,980	1,564,004	1,204,730	261,453
	Owens Corning	344,578	394,302	367,228	63,669
				------------		------------		------------		------------
				1,520,558	1,958,306	1,571,958	325,122
				------------	------------	------------	------------
OTHER:
	Distributions to participants (Note 4)	(2,825,666)	(2,599,105)	(1,500,345)	(311,587)
	Election of redistribution among funds (Note 1)	15,271,246	5,360,097	4,486,983	722,176
	Transfer from Predecessor Trustee	105,536	8,832	159,802	-
	Participant loan activity (Note 3)	40,389	42,273	(35,665)	4,502
	Administrative expenses (Note 1)	(3,397)	(3,636)	(1,732)	(151)
	Other	(2,007)	(3,432)	(222)	(521)
				------------		------------		------------		------------
				12,586,101	2,805,029	3,108,821	414,419
				------------		------------		------------		------------
			Net increase (decrease)	15,503,295	7,665,962	7,108,791	907,839
				------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	1,727,906	8,093,220	4,988,556	1,244,600
				------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	17,231,201	$	15,759,182	$	12,097,347	$	2,152,439
			                                           ===========    ===========   ============   ===========

The accompanying notes are an integral part of these statements

-10-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 8
	Supplemental Information By Fund
	-----------------------------------------------
		Investment	Aggressive		Loans to
	Grade	Growth		Partici-
	Bond Fund		Fund		pants		Total
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	205,060	$	215,603		-	$	11,330,960
  Net Interest in master trust investment income           -              -             -      8,792,590
	Interest on loans to participants	3,033	9,010	-	482,292
	Realized gain (loss) on disposition of
		investments 	35,172	(56,702)	-	11,447,438
	Unrealized appreciation (depreciation)
		of investments 	4,080	669,304	 -	(1,948,312)
				------------		------------		------------		------------
				247,345	837,215	-	30,104,968
				------------	------------	------------	------------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	226,591	491,361	-	18,563,551
	Owens Corning	64,843	170,903	-	10,586,052
				------------		------------		------------		------------
				291,434	662,264	-	29,149,603
				------------	------------	------------	------------
OTHER:
	Distributions to participants (Note 4)	(1,372,638)	(485,957)	(435,015)	(71,741,767)
	Election of redistribution among funds (Note 1)	2,343,439	965,467	-	-
	Transfer from Predecessor Trustee	70,643	61,844	-	686,311
	Participant loan activity (Note 3)	(23,245)	(2,802)	(371,683)	-
	Administrative expenses (Note 1)	(474)	(2,382)	-	(231,128)
	Other	(103)	(85)	1,740,580	1,853,625
				------------		------------		------------		------------
				1,017,622	536,085	933,882	(69,432,959)
				------------		------------		------------		------------
			Net increase (decrease)	1,556,401	2,035,564	933,882	(10,178,388)
				------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	2,974,648	1,711,464	8,642,610	347,217,383
				------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	4,531,049	$	3,747,028	$	9,576,492	$	337,038,995
				============	============	============	============

The accompanying notes are an integral part of these statements.

OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                               (continued)
	1 9 9 7
	Supplemental Information By Fund
	-----------------------------------------------------------
	Company			Dodge		Templeton
	Stock 	Acorn 		& Cox		Foreign
	Fund 	Fund  	Fund  		Fund
	------------		------------	--	-----------	-------------

INVESTMENT INCOME (Note 2):
	Interest and dividends	$	291,296	$	7,757,324	$	971,372	$	1,290,363
	Net interest in master trust
		investment income (loss)	141,596,227	(18,414,648)	(757,574)	(666,117)
	Interest on loans to participants	167,230	116,319	26,521	29,786
	Realized gain on disposition of
		investments 	8,711,037	4,290,294	540,588	452,076
	Unrealized appreciation (depreciation) of
		investments	(186,166,231)	22,863,284	1,638,804	(79,725)
				------------	-	-----------	--	-------------		-----------
					(35,400,441)		16,612,573		2,419,711		1,026,383
				------------	-	-----------	--	-------------		-----------

CONTRIBUTIONS (Note 1):
	Participants	5,346,286	5,793,313	1,498,763	1,840,532
	Owens Corning 	7,104,679	231,944	57,303	64,049
				------------	-	-----------	-	-------------		-----------
					12,450,965		6,025,257		   1,556,066		1,904,581
				------------	-	-----------	-	-------------		-----------




The accompanying notes are an integral part of these statements.

-12-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	---------------------------------------------------------
	Indexed	Fixed		Spartan U.S.	Retirement
	Equity	Income	Equity Index	Money Mkt
	Fund 	Fund  	Fund  		Portfolio
	------------		------------	--	-----------	-----------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	-	$	-	$	550,486	$	1,450,011
	Net interest in master trust
		investment income (loss)	917,720	350,279	-	-
	Interest on loans to participants	-	-	49,747	87,514
	Realized gain on disposition of
		investments 	-	-	654,718	-
	Unrealized appreciation (depreciation) of
		investments	-	-	5,542,464	3,695
				------------	-	-----------	--	-------------		-----------
					917,720		350,279		6,797,415		1,541,220
				------------	-	-----------	--	-------------		-----------

CONTRIBUTIONS (Note 1):
	Participants	681,792	858,289	1,692,212	1,716,804
	Owens Corning 	3,184	11,076	106,209	152,560
				------------	-	-----------	-	-------------		-----------
					684,976		869,365		1,798,421		1,869,364
				------------	-	-----------	-	-------------		-----------


The accompanying notes are an integral part of these statements.

-13-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	---------------------------------------------------------
		Growth and	Blue Chip	Aggressive
	Puritan 	Income	Growth	Growth
	Fund 	Portfolio 	Fund  		Fund
	------------		------------	--	-----------	-----------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	105,332	$	284,128	$	201,670	$	334,036
	Net interest in master trust
		investment income (loss)	-	-	-	-
	Interest on loans to participants	2,535	15,733	13,630	4,140
	Realized gain on disposition of
		investments 	2,116	53,828	27,279	9,747
	Unrealized appreciation (depreciation) of
		investments	(2,619)	329,816	94,051	(298,447)
				------------	-	-----------	--	-------------		-----------
					107,364		683,505		336,630		49,476
				------------	-	-----------	--	-------------		-----------

CONTRIBUTIONS (Note 1):
	Participants	160,603	615,513	486,780	194,361
	Owens Corning 	14,033	55,149	39,768	13,923
				------------	-	-----------	-	-------------		-----------
					174,636		670,662		526,548		208,284
				------------	-	-----------	-	-------------		-----------



The accompanying notes are an integral part of these statements

-14-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
                                                          Supplemental Information By Fund
	------------------------------------------
	Diversified	Investment	Loans to
	International	Grade	partici-
	Fund 	Bond Fund 	pants 		Total
	------------		------------	--	-----------	-----------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	41,720	$	63,677	$	-	$	13,341,415
	Net interest in master trust
		investment income (loss)	-	-	-	 123,025,887
	Interest on loans to participants	1,824	865	-	515,844
	Realized gain on disposition of
		investments 	4,676	2,593	-	14,748,952
	Unrealized appreciation (depreciation) of
		investments	(53,572)	46,323	-	 (156,082,157)
				------------	-	-----------	-	-------------		-----------
					(5,352)		113,458		-		(4,450,059)
				------------	-	-----------	-	-------------		-----------

CONTRIBUTIONS (Note 1):
	Participants	153,637	69,210	-	21,108,095
	Owens Corning 	9,089	7,165	-	7,870,131
				------------	-	-----------	-	-------------		-----------
					162,726		76,375		-		28,978,226
				------------	-	-----------	-	-------------		-----------




The accompanying notes are an integral part of these statements

-15-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	--------------------------------------------------------
	Company         Managed                       Templeton
                                                  Stock 	Equity 	Balanced	Foreign
                                                  Fund  	Fund  	Fund	Fund
	-------------		------------		------------		------------
OTHER:
	Distributions to participants (Note 4)	$	(21,033,778)	$	(8,144,083)	$	(1,504,734)	$	(2,025,417)
	Administrative expense (Note 1)		(135,649)		(43,338)		(6,701)		(5,299)
	Election of redistribution among funds
		(Note 1)		(18,769,723)		(797,702)		3,844,461		1,286,645
	Participants loan activity (Note 3)		(98,106)		(109,553)		(42,934)		46,040
	Rollovers and other		(721,371)		2,254,135		1,006,028		494,181
				-------------	---------	---	---------	---	------------
					(40,758,627)		(6,840,541)		3,296,120		(203,850)
				-------------	------------		------------		------------
		Net increase (decrease)		(63,708,103)		15,797,289		7,271,897		2,727,114
			                                             -------------  ------------    -----------  ------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year		207,947,456		66,298,074		7,647,735		9,149,387
				-------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	144,239,353	$	82,095,363	$	14,919,632	$	11,876,501
				============	=	==========	=	==========	=	==========






The accompanying notes are an integral part of these statements.

-16-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	--------------------------------------------------------
	Indexed	Fixed	Spartan U.S.	Retirement
	Equity	Income	Equity Index	Money Mkt
	Fund  	Fund  	Fund	Portfolio
	-------------		------------		------------		------------
OTHER:
	Distributions to participants (Note 4)	$	(551,026)	$	(1,775,663)	$	(1,638,953)	$	(2,832,994)
	Administrative expense (Note 1)		(11,760)		(8,169)		(960)		(6,390)
	Election of redistribution among funds
		(Note 1)		(20,725,248)		(39,810,069)		24,496,625		32,732,196
	Participants loan activity (Note 3)		(57,693)		(141,698)		(81,101)		(167,776)
	Rollovers and other		1,992,043		5,976,597		(511,876)		708,339
				-------------	---------	---	---------	---	-----------
					(19,353,684)		(35,759,002)		22,263,735		30,433,375
				-------------	------------		------------		-----------
		Net increase (decrease)		(17,750,988)		(34,539,358)		30,859,571		33,843,959
	                                                 -------------   ------------   -----------  -----------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year		17,750,988		34,539,358		-		-
				-------------		------------		------------		-----------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	-	$	-	$	30,859,571	$	33,843,959
				============	=	===========	=	==========	=	==========






     The accompanying notes are an integral part of these statements.

-17-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	-------------------------------------------------------------
		Growth and	Blue Chip	Aggressive
	Puritan	Income	Growth	 Growth
	Fund  	Portfolio	Fund	Fund
	-------------		------------		------------		------------
OTHER:
Distributions to participants (Note 4)	$	(13,785)	$	(144,333)	$	(69,913)	$	(9,101)
Administrative expense (Note 1)		(249)		(994)		(297)		(1,411)
Election of redistribution among funds
	(Note 1)		1,453,450		6,859,479		4,032,106		1,467,527
Participants loan activity (Note 3)		6,490		(11,767)		18,440		(8,755)
Rollovers and other		-		36,668		145,042		5,444
			-------------	---------	---	---------	---	------------
			1,445,906		6,739,053		4,125,378		1,453,704
			-------------	------------		------------		------------
	Net increase (decrease)		1,727,906		8,093,220		4,988,556		1,711,464
                                                      ------------    ------------     -----------   ------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	-		-		-		-
			-------------		------------		------------		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	1,727,906	$	8,093,220	$	4,988,556	$	1,711,464
			============	===========	=    ============    ============



The accompanying notes are an integral part of these statements.

-18-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(continued)

	1 9 9 7
	Supplemental Information By Fund
	---------------------------------------------------
	Diversified	Investment 	Loans to
	International	Grade	Partici-
	Fund	Bond Fund	pants	Total
	---------------		------------		------------		------------
OTHER:
Distributions to participants (Note 4)	$	(8,220)	$	(63,883)	$	(394,859)
	$	(40,210,742)
Administrative expense (Note 1)		(76)		(102)		-	   (221,395)
Election of redistribution among funds
	(Note 1)	1,088,629		2,841,624                  -                -
Participants loan activity (Note 3)		6,893		7,176		634,344	           -
Rollovers and other		-		-		492,312	  11,877,542
			-------------	---	---------	---	--------	------------
			1,087,226		2,784,815		731,797	 (28,554,595)
			------------		------------		-----------	------------
	Net increase (decrease)		1,244,600		2,974,648		731,797	  (4,026,428)
                                                  ------------   ------------          ----------    ------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year		-	           -		  7,910,813	 351,243,811
			-------------		------------	-----------		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	1,244,600	$	2,974,648	$	8,642,610    $ 347,217,383
			============	=	===========	===========		============

The accompanying notes are an integral part of these statements.

    -19-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES

Operations of the Plan
----------------------

The Owens Corning Savings and Profit Sharing Plan (the Plan) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Effective April 1, 1997, the Company changed the Plan's trustee from Citibank N.A., New York (the Prior Trustee) to Fidelity Management Trust Company (the Trustee). The change resulted in the liquidation of two investment options and the addition of eight investment options.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan Contributions
------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from the participants' paychecks.

The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available.

-20-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Plan Contributions (continued)
------------------

The Company matches 35% of participants' contributions up to 10% of monthly compensation. The Company may, at its discretion, make an annual profit sharing contribution to the Plan. The Company made a profit sharing contribution of approximately $5 million and $2 million in 1998 and 1997, respectively, included as Due from Owens Corning in the financial statements. One-half of the Company's annual profit sharing contribution, if any, will be invested exclusively in Company stock.

The Company may, at its option, make Company contributions in the form of cash or an equivalent number of shares of common stock of the Company. For 1998 and 1997, the Company contributed shares of stock to satisfy the portion of the annual profit sharing contribution invested exclusively in Company stock.

Plan Investment Options
-----------------------

Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan. In 1998, the Dodge & Cox Balanced Fund was eliminated as an investment option in the Savings and Profit Sharing Plan and the Low-Priced Stock Fund was added. Currently, the following twelve investment funds are available to participants:

Company Stock Fund
   ------------------

Consists primarily of investments in Owens Corning common stock.

Acorn Fund
   ----------

Invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.

-21-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)


Spartan U.S. Equity Index
-------------------------

Primarily invested in the companies whose securities are based upon the value of the Standard & Poor's 500 Index.

Retirement Money Market Fund
----------------------------

Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

Low-Priced Stock Fund
---------------------

Primarily invests in stocks of smaller, less well-known companies that are considered undervalued or out of favor with other investors.

Templeton Foreign Fund
   ----------------------

Invests in stocks and debt securities of companies and governments outside the United States.

Puritan Fund
   ------------

Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

Growth and Income Portfolio
---------------------------

Primarily invests in U.S. and foreign stocks.

-22-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)


Blue Chip Growth Fund
---------------------

Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

Aggressive Growth Fund
----------------------

Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

Diversified International Fund
------------------------------

Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

Investment Grade Bond Fund
--------------------------

Invests in a broad variety of fixed-income obligations that are primarily rated with medium to high quality of any maturity.

   The Company matching contributions are invested exclusively in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions relating to the retirement contribution are invested as participants direct among the Plan's investment funds.

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 30, 1998, was as follows:

-23-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)


Company
Stock
Fund
----


Acorn
Fund
----
Spartan
U.S.
Equity
Index
Fund
----

Retirement
Money
Market
Fund
----
Low-
Priced
Stock
Fund
----


 Templeton
Foreign Fund
------------
3896
2,178
1,550
2,270
112
    1,012




Puritan
Fund
----
Growth
and
Income
Portfolio
---------

Blue Chip
Growth
Fund
----

Aggressive
Growth
Fund
----

Diversified
International
Fund
----

Investment
Grade Bond
Fund
----
1,193
953
878
438
276
223


Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participant withdrawal requests received by the Plan Administrator before year end but not yet distributed to the participants are included in assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

-24-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan. The Plan had several amendments throughout 1998; however, no new tax determination letter has been issued. Management believes that the amendments do not change the Plan's status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2) INVESTMENTS

Through March 31, 1997, the investments of the Plan were held in the Owens Corning Savings Plan Master Trust (Savings Trust) maintained by the prior Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund were separately identified to the Plan. Mutual Fund holdings were commingled for investment purposes.

-25-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(2)  INVESTMENTS (continued)

Beginning April 1, 1997, investments in the Company Stock Fund are held in the Owens Corning Stock Fund Master Trust (Stock Trust) maintained by the Trustee. Investments in mutual funds previously held in the Savings Trust are now separately identified to the Plan. The Indexed Equity Fund and the Fixed Income Fund were both liquidated on March 31, 1997 and replaced by the Spartan U.S. Equity Index Fund and the Retirement Money Market Fund, respectively. Six additional investments were also added effective April 1, 1997, the Puritan Fund, the Growth and Income Portfolio, the Blue Chip Growth Fund, the Aggressive Growth Fund, the Diversified International Fund and the Investment Grade Bond Fund. In 1998, the Dodge and Cox Balanced Fund was liquidated and the Low-Priced Stock Fund was added.

The Plan has a proportionate claim on the net assets of the Commingled Company Stock Fund and receives a proportionate share of the investment income of said fund. Following is a summary of the Stock Trust financial statement for the Commingled Company Stock Fund and the Plan's interest in net assets as of and for the year ended December 30, 1998:



Shares
------


Cost
----
Current or
Contract
Value
---------

Plan
Interest
--------
ASSETS:




Investments:




Owens Corning
  Common
  Stock


$4,425,321


$53,088,578


$153,026,115


 .775
Money Market
1,971,992
1,971,992
1,971,992
 .775
Interest and
  Dividend
  Receivable




399,953


 .775



------------

Total Assets


155,398,060




------------

LIABILITIES:




Payables


524,555
 .775



------------


PARTICIPATING
  PLANS' EQUITY



$154,873,505
============



-26-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

Company Stock Fund
------------------
INVESTMENT INCOME:



	Interest
115,873
	Dividends
1,435,553
	Realized gain on disposition of
		Investments

19,615,991
  Change in unrealized appreciation
    of investments
           (10,772,259)
-----------

10,395,158
===========
Plan Interest
             .846

(2)  INVESTMENTS (continued)

Investments are reported at quoted market value. Changes in unrealized appreciation (depreciation) are reflected currently as a change in assets available for benefits. Purchases and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.

(3)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is $50,000 or 50% of their total vested account limited to the total of contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the twelve investment funds in accordance with the borrower's election.

-27-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(4) VESTING, FORFEITURES AND DISTRIBUTIONS

Participants become 100% vested in Company contributions and earnings thereon after three years of completed service. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, attaining 55 years of age with 10 years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the Plan administrator.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $103,000 in 1998 and $85,000 in 1997. Prior to January 1, 1989, Participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the Plan Administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship, but, Participants may withdraw deferred contributions and earnings thereon upon attainment of age 59 1/2 years. Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased.

-28-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)


(4) VESTING, FORFEITURES AND DISTRIBUTIONS (continued)

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 3,177,320 shares of stock valued at $29,530,000 in 1998. Stock distributions for the first three months of 1997 from the Company Stock Fund totaled 175,550 shares of stock valued at $7,602,000. Stock distributions for the nine months ended December 31, 1997 from the Stock Trust totaled 119,160 shares of stock valued at $4,674,000.

(5)  PLAN MERGERS AND TRANSFERS

In 1998, two subsidiary plans merged into Savings and Profit Sharing Plan. Effective January 1, 1998 the Partek Insulations, Inc. 401(k) Plan merged into the Plan. The OCFL Money Purchase Pension Plan merged into the Plan effective July 1, 1998. On each of the effective dates, all amounts were transferred, and each employee was 100% vested in the amounts under the prior plan.

Effective September 30, 1998, the Plan was revised in connection with the transfer of Owens Corning's business of manufacturing and selling glass fiber yarns and specialty materials to Advanced Glassfiber Yarns LLC ("AGY"). Those eligible, salaried employees in the Plan as of September 30, 1998 that were transferred to AGY are fully vested in
their accounts under the Plan.   Matching contributions received after
September 30, 1998 will be made in cash rather than Owens Corning stock. Effective January 1, 2000, the assets relating to these employees will be transferred into a separate plan.

(6)  SUBSEQUENT EVENT

Effective January 1, 1999, the following subsidiaries' plans merged into the Savings and Profit Sharing Plan: Employees' Savings Plan for AmeriMark Building Products, Inc. and Subsidiaries; Fabwel, Inc. 401(k) Plan; Fibreboard Corporation 401(k) Retirement Plan; and the Falcon Foam Corporation Retirement Savings Plan (Falcon of California only). During 1999, in connection with these mergers, assets totaling approximately $52,000,000 will be transferred into the Plan.
Employees will be 100% vested in the amounts transferred under the prior plans.



-29-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN
Schedule I
EIN:  34-4323452          PLAN:  004
Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 30, 1998

Identity of Issuer

Description of Investment

         Cost
Current
  Value
------------------
-------------------------
         ----
   -----
*Fidelity Management Trust Company
Acorn Fund
Low-Priced Stock Fund
Templeton Foreign Fund
Puritan Fund
Investment Grade Bond Fund
Growth and Income Fund
Blue Chip Growth Fund
Aggressive Growth Fund
Diversified International Fund
Retirement Money Market Fund
Spartan U.S. Equity Index Fund
$       56,296,237
$          852,415
$       10,642,901
$       17,095,323
$        4,417,829
$       13,366,959
$        9,987,087
$        3,208,068
$        2,075,088
$       29,830,127
$       27,008,660
$ 70,585,886
$    767,719
$  9,135,005
$ 16,893,408
$  4,468,232
$ 15,374,831
$ 11,737,586
$  3,578,925
$  2,089,884
$ 29,830,127
$ 38,268,524

*Fidelity Management Trust Company
Participant loans
$        9,576,492
$  9,576,492

*Fidelity Management Trust Company
Investment in Stock Trust
collective funds
$       87,198,024
------------------
$120,078,725
------------
	Total

$      271,555,210
==================
$332,385,344
============
*	Represents a party in interest


-30-
OWENS CORNING
SAVINGS AND PROFIT SHARING PLAN
Schedule II
EIN:  34-4323452          PLAN:  004
Item 27a - SCHEDULE OF REPORTABLE TRANSACTIONS
AS OF DECEMBER 30, 1998

							 Current Value
			Trans-	Purchase	Sales	Cost of	 at Trans-
Party Involved	Description of Assets	actions	 	Price		Price		Asset		 	action Date	     Net Gain
--------------         ---------------------      ------    ---------      -----      ------      -------------   ----------

*Fidelity Management 	Acorn Fund	249	$	19,640,003 $     N/A	$	19,640,003		$19,640,003   $	-
	Trust Company
*Fidelity Management	Acorn Fund	 	248	     N/A		  28,910,101	22,314,668	28,910,101     6,595,433
	Trust Company
*Fidelity Management   Stock Trust Collective        251    27,693,038       N/A      27,693,038    27,693,038             -
	Trust Company	Funds
*Fidelity Management   Stock Trust Collective        248       N/A      58,064,832    39,264,227    58,064,832     18,800,605
	Trust Company	Funds
*Fidelity Management	Puritan Fund                  232    20,912,505       N/A
      20,912,505    20,912,505             -
   Trust Company
*Fidelity Management	Puritan Fund     		  187	N/A	5,506,537	5,531,019	5,506,537
	(24,482)
	Trust Company
*Fidelity Management	Dodge & Cox Balanced		      86    1,456,513   	N/A
1,456,513      1,456,513	-
	Trust Company
*Fidelity Management	Dodge & Cox Balanced	58    	N/A	16,993,309	14,690,293
16,993,309	2,303,016
	Trust Company
*Fidelity Management	Growth and Income Fund		242	12,532,736	N/A	12,532,736
	12,532,736	-
	Trust Company
*Fidelity Management	Growth and Income Fund        196       N/A
 	7,319,856	6,870,634	7,319,856	449,222
	Trust Company
*Fidelity Management	Spartan U.S. Equity Index	248	12,975,010 	N/A	12,975,010
12,975,010	-
	Trust Company	Fund
*Fidelity Management	Spartan U.S. Equity Index     238    	   N/A
	13,215,832	11,259,955	13,215,832	1,955,877
	Trust Company	Fund
*Fidelity Management	Retirement Money Market       255    26,348,072       N/A
     26,348,072    26,348,072             -
	Trust Company	Portfolio
*Fidelity Management	Retirement Money Market		      249    30,198,818
 30,198,818   30,198,818    30,198,818             -
	Trust Company	Portfolio






*Represents a party in interest








16